UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 4, 2004

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

ITEM 5. Other Events

On October 24, 2003, Puget Sound Energy, Inc. (PSE) filed a request with the Washington Utilities and Transportation Commission (WUTC) to increase its electric rates $64.4 million to recover higher projected power supply costs. The proposed rate increase includes, among other things, the recovery of the projected costs associated with PSE's proposed acquisition of a 49.85% share of Frederickson Power LP's Frederickson 1 generation facility (250 MW) located near Tacoma, Washington.

On January 30, 2004, the WUTC Staff filed testimony responding to PSE's filing. The WUTC Staff's testimony finds that the decision to acquire the interest in the Frederickson 1 plant was prudent and that the Company's costs to do so were reasonable. Accordingly, the WUTC Staff recommended to the Commission that PSE's costs be recovered in rates. No other party filed testimony questioning the decision or costs to acquire the Frederickson 1 plant. Favorable treatment of this acquisition will benefit PSE's customers and the Company going forward.

In the same proceeding, WUTC Staff and other parties, including the group Industrial Customers of Northwest Utilities (ICNU), filed testimony seeking downward adjustments to PSE's proposed electric rate increase. Among other things, they propose that a significant amount of the Company's future fuel costs associated with electric generating facilities be disallowed for recovery in electric rates based upon their interpretation of a 1994 Commission Order and a contention that PSE should have secured fixed price fuel supply options that were available in late 1997. After factoring in such proposed fuel supply disallowances and some lower estimates for future power costs which are trued-up to incurred actuals through the Company's Power Cost Adjustment Mechanism, the WUTC Staff recommends a net rate increase of $7.5 million as compared to the Company's requested $64.4 million. If, after hearings on the matter, the Commission were to adopt the WUTC Staff's or ICNU's recommendations, the proposed fuel cost disallowances would adversely affect the Company's future financial performance.

PSE believes that the proposed fuel cost disallowances proposed by the WUTC Staff are legally and factually deficient and PSE will file a rebuttal case by February 13, 2004. WUTC Staff is independent from the Commission in such a litigated proceeding and their positions do not represent an indication of the final outcome of the proceeding. The three-member Commission will ultimately rule on PSE's request for a rate increase. The Commission has a hearing scheduled at the end of February, with briefing to follow. PSE does not perceive the issues raised by the WUTC Staff as a negative reflection on its strong and collaborative relationship with the WUTC and continues to believe the power cost only rate case is a very effective process to obtain an expedited decision on power costs. PSE looks forward to final resolution of the historical issues and hopes for a favorable resolution of the rate case by mid-April, 2004.

Statement Regarding Forward-Looking Statements
The Company is including the following cautionary statement in this Current Report on Form 8-K to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by or on behalf of the Company. Words such as "anticipate," "believe," "expect," "future," and "intend" and similar expressions are used to identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections, or other

characterizations of future events or circumstances are forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. More information regarding factors that potentially could affect the Company's financial results is included in the Company's most recent quarterly report on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants has duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

 /s/ James W. Eldredge

James W. Eldredge
Corporate Secretary and
Chief Accounting Officer

Date: February 4, 2004